UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 15, 2015

Farmers National Banc Corp.

(Exact name of registrant as specified in its charter)

Ohio	001-35296	34-1371693
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

20 South Broad Street, P.O. Box 555, Canfield, Ohio	44406-05555
(Address of principal executive offices)	(Zip Code)

(330) 533-3341

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 8.01	OTHER EVENTS.

On May 15, 2015, Farmers National Banc Corp. (the “Company”) first sent to the shareholders of National Bancshares Corporation (“NBOH”) a Cover Letter, Election and Transmittal Information Booklet, Election Form and Letter of Transmittal, Instructions to Election Form and Letter of Transmittal, Notice of Guaranteed Delivery, Letter to Clients and Letter to Brokers (collectively, the “Exchange Agent Documents”) in connection with the proposed merger of NBOH with and into the Company.

Copies of the forms of the Exchange Agent Documents are attached hereto as Exhibits 99.1 through 99.7 and incorporated herein by reference. The Exchange Agent Documents are furnished herein, as part of this Item 8.01, as Exhibits 99.1 through 99.7. Pursuant to General Instruction B.2 of Current Report on Form 8-K, the information in this Item 8.01 and Exhibits 99.1 through 99.7 shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liability of that section. Furthermore, the information in this Item 8.01 and Exhibits 99.1 through 99.7 shall not be deemed to be incorporated by reference into the filings of the Company under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as may be expressly set forth by specific reference in such filing.

ITEM 9.01	FINANCIAL STATEMENTS AND EXHIBITS.

(d)	Exhibits.

Exhibit Number	Description

99.1	Cover Letter (filed herewith).

99.2	Election and Transmittal Information Booklet (filed herewith).

99.3	Election Form and Letter of Transmittal (filed herewith).

99.4	Instructions to Election Form and Letter of Transmittal (filed herewith).

99.5	Notice of Guaranteed Delivery (filed herewith).

99.6	Letter to Clients (filed herewith).

99.7	Letter to Brokers (filed herewith).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Farmers National Banc Corp.

By:	/s/ Kevin J. Helmick
Kevin J. Helmick
President and Chief Executive Officer

Date: May 15, 2015